October 5, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Beverly A. Singleton
                 Staff Accountant

Re:	AFC Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 25, 2005
Filed March 8, 2006
File No. 0-32369
     Dear Ms. Singleton:
          We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated September 25, 2006 (the “Staff’s letter”), concerning the AFC Enterprises, Inc. (the “Company”) Form 10-K filed March 8, 2006 (File No. 0-32369) (“Form 10-K”).
          For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.
Management’s Discussion and Analysis
Factors Affecting Comparability...Results of Operations: 2005, 2004, and 2003
Comment 1: Refer to second bullet. Supplementally explain to us in detail the substantial changes to your franchisee relationship that resulted in two of your variable interest entities (“VIE”) being deconsolidated, and caused you to no longer be the primary beneficiary. Please also clarify that one of the VIE’s was deconsolidated during fiscal 2004, subsequent to the adoption of FIN 46.
Response 1: As of the beginning of the Company’s first fiscal quarter for 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) — Consolidation of Variable Interest Entities (“FIN 46R”) and, at that time, began consolidating the operations of three of its franchisees. A discussion of the substantial changes that resulted in two of those franchisees being deconsolidated follows:
RRG, Inc. — The first of the two franchisees was RRG, Inc. (“RRG”) which was established May, 2000. All the common stock of RRG was owned by two individuals who funded RRG with $100,000 at its inception. Following the inception of RRG, the Company transferred 13 Popeyes restaurants to RRG in exchange for preferred stock of RRG. At this time RRG also entered into a franchise agreement with the Company for the 13 Popeyes restaurants.
During the Company’s adoption of FIN46R, the Company concluded that RRG met the definition of a Variable Interest Entity (“VIE”), as defined in paragraph 5.a1., because the $100,000 cash funding at inception by the common shareholders was not sufficient to finance the activities of the restaurants. Furthermore, the Company concluded that consolidation of RRG was appropriate as directed by paragraph 14 of FIN46R2 as the Company was the variable interest holder with the financial wherewithal to absorb the majority of the expected losses of RRG.
On October 1, 2004, the Company’s equity ownership position and relationship with RRG changed substantially when RRG purchased AFC’s preferred stock interest for $1.0 million. As result of this transaction, the Company’s equity relationship with RRG ceased.
The significant changes to RRG’s equity structure and to its relationship with the Company constitute events that triggered management’s re-evaluation of the question of whether the Company is RRG’s primary beneficiary, in accordance with paragraph 15 of FIN46R3. Because the Company no longer held its preferred stock interest in RRG, the Company believed it was no longer RRG’s primary beneficiary. Consequently the Company ceased consolidation of RRG at

[1]	Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) — Consolidation of Variable Interest Entities (“FIN 46R”) ¶ 5 – “An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:
a.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”

[2]	FIN46R ¶ 14 – “An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both….If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.”

[3]	FIN46R ¶ 15 – “The enterprise that consolidated a variable interest entity is called the primary beneficiary of that entity. An enterprise shall determine whether it is the primary beneficiary of a variable interest entity at the time the enterprise becomes involved with the entity. An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity.”

the end of the third quarter of 2004, which the Company will clarify when discussed in future filings.
WebLik, LLC — WebLik, LLC (WebLik) owned and operated two Church’s Chicken brand restaurants which were sold by the Company to WebLik in 2001. WebLik financed the purchase of the two restaurants with a third-party loan and cash of $200,000. At the time of the sale, the Company guaranteed WebLik’s third-party loan, entered into a management agreement to operate the restaurants for WebLik and agreed to fund the operating cash flow deficits of the restaurants, if any.
Due principally to the Company’s guarantee of WebLik’s cash flow deficits, the Company concluded WebLik, LLC was a VIE in accordance with FIN46R paragraph 54 and appropriately consolidated in accordance with FIN46R paragraph 145.
The Company’s relationship with WebLik substantially changed when on December 28, 2004 (the second day of fiscal year 2005), the Company sold its Church’s Chicken division to an affiliate of Crescent Capital Investments, Inc. (“Crescent”). In conjunction with the sale of the Church’s Chicken division, the Company transferred to Crescent the franchise relationship with WebLik, LLC, the management agreement with WebLik, LLC, and the loan guarantees with WebLik, LLC. Because the Company had no business relationship whatsoever with WebLik, subsequent to the sale of the Church’s Chicken division, WebLik no longer existed as a Company VIE.
Comment 2: We believe that scheduled interest payments should generally be included in the table and that interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.
Answer 2: Please note that the Company’s debt obligations are not fixed rate obligations. Rather, the 2005 Credit Facility requires interest at a rate which floats at a margin above various interest indices. This feature is discussed in footnote 9 to the Consolidated Financial Statements which is referenced in footnote (1) to the Contractual Obligations table to which the Staff’s comment refers.
Nonetheless, in prospective filings where the equivalent table appears, we will evaluate our estimated interest payments with the hope of including a reliable estimate of the future interest payments in the table. Or, should we conclude that

[4]	See Footnote 1

[5]	See Footnote 2

a reliable estimate can not be made, we will expand the footnote to express the fact that the interest is not included because it can not be reliably estimated.
          In addition, pursuant to the Staff’s letter, the Registrant hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.
          Please feel free to call the undersigned at (404) 459-4568 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ H. Mel Hope, III

H. Mel Hope, III
Chief Financial Officer
AFC Enterprises, Inc.

cc:	Mr. Lyn Shenk
Mr. Kenneth Keymer